Filed by Regis Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Companies:

Alberto-Culver Company (Commission file number: 001-05050)

Sally Holdings, Inc. (Commission file number: 001-05050)

Regis Corporation (Commission file number: 001-12725)

Filing Person’s Commission file number: 001-12725

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Regis Corporation and Alberto-Culver Company have entered into an agreement for the merger of Regis Corporation and the Sally Beauty Company business unit of Alberto-Culver Company and, in connection with this proposed transaction, will prepare and distribute a joint proxy statement/prospectus to the shareholders of Regis Corporation and Alberto-Culver Company. INVESTORS IN REGIS CORPORATION ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to get the joint proxy statement/prospectus and all relevant documents filed by Regis Corporation with the SEC free of charge at the SEC’s website www.sec.gov or from Regis Corporation Investor Relations at 7201 Metro Boulevard, Minneapolis, MN 55439, (952) 947-7777 or investorrelations@regiscorp.com.

REGIS CORPORATION, #11051257

Fiscal 2006 Second Quarter Earnings Conference

January 25, 2006, 11:00 a.m. ET

Chairperson: Paul Finkelstein

Operator

Good morning. My name is Eric, and I will be your conference facilitator today. At this time I would like to welcome everyone to the Regis Corporation 2006 second quarter earnings conference call. All lines have been placed on mute to prevent any background noise.

If anyone has not received a copy of this morning’s press release, please call Regis Corporation at 952-947-7798, and a copy will be faxed to you immediately. If you wish to access the replay for this call, you may do so by dialing 800-405-2236 and use access code 11051257 followed by the pound key.

I would like to remind you that to the extent the company’s statements or comments this morning represent forward-looking statements, I refer you to the risk factors and other cautionary factors in today’s news release as well as the company’s SEC filings. Reconciliation to non-GAAP financial measures mentioned in the following presentation can be found on their website at www.regiscorp.com

With us this morning are Paul Finkelstein, Chairman and Chief Executive Officer; and Randy Pearce, Chief Financial Officer and Executive Vice President. After management has completed its review of the quarter, we will open the call for questions. If you would like to ask a question during that time, please press star/1 on your touchtone telephone. If you wish to withdraw your question, please press star/2.

I’d now like to turn the call over to Paul Finkelstein for his comments. Paul, you may begin.

P. Finkelstein

Thank you very much. Good morning, everyone, and thank you for joining us. I’ll very briefly talk about our second quarter results and then spend most of my allocated time talking about the transaction between Regis, Sally and BSG.

Our second quarter sales increased 13% to $607 million compared to last year. Earnings were 59 cents a share which when adding back the 2 cents related to the hurricanes brought us to 61 cents or at the low end of the range communicated to the Street. In addition, quarterly earnings were also impacted by lower product margins and Randy will discuss this in greater detail in a few minutes.

Hair Club for Men and Women and our Wal*Mart salons continued to perform at or above plan. Our business is still quite weak in Europe but that is a function of the European economy and we have high hopes that it will turn around within a year or so.

As we pointed out in past conference calls, it is not possible for Regis to achieve double digit EPS growth unless our comps increase by at least 2%. As you know, our company has been around for over 80 years and never had an annual comp decrease. We are highly confident that within the next year or so comps should be well north of 2%.

On the acquisition front we anticipate that salon acquisitions will continue to contribute to our overall growth. While acquisitions going forward will require a little bit more digging on our part, the salon landscape has not significantly changed. With only a 4% U.S. market share and with no other aquirers in this space, we believe we can continue to buy salons for many years to come. In the near term there are some opportunities including a larger salon acquisition that may be completed before year end.

One other comment before moving onto the discussion of the Sally/BSG transaction. We’re currently examining the whole issue of salon price increases and we will try to aggressively implement price increases some time during the late winter and early spring. As you recall, we increased prices at 2,500 of our salons during the same period last year. These increases have held and give us confidence that we may be able to take additional price increases where prudent.

I’d like to now briefly share some of my thoughts regarding the Regis, Sally, BSG transaction. Throughout the years, both Regis and Alberto Culver have been challenged in our communication to the Street by being one of a kind companies with a lack of comparables. We have spent a tremendous amount of time and continue to do so visiting both in person and telephonically with our existing and potential shareholders in an effort to educate them on our unique businesses. With that said, let me briefly share with you again a few reasons why this deal makes a lot of sense.

Let’s first talk about the financial advantages of the transaction and how we feel they are significant. The transaction is significantly cash flow accretive. Because of this there will be a 125% increase in our annual dividend and we’ll continue to examine our dividend policy on an annual basis.

Second, we’ll have improved debt ratios and we’ll have significantly better cash flow generation. Third, we’ll have higher pre-tax margins.

Reiterating our past comments. We anticipate synergies to be well north of $20 million. However, we have modeled $20 million into our accretion analysis which we believe is a very conservative estimate. Initial synergies will be comprised of both cost takeouts and purchasing synergies.

What is really exciting to us are the opportunities that this transaction affords us. Last week I spent a few days traveling with Howard Bernick, Alberto-Culver’s CEO, to meet with some of you. During our travels Howard and I discussed the merger in great detail and we are highly confident that there are significant potential revenue enhancements that exist with this deal. These enhancements have not been modeled. As we move closer to the consummation of the transaction we will discuss these in greater depth.

In addition to the financial advantages and synergies enumerated above, the relationships we have with our vendor partners are extremely important to us. We feel that we can work very closely together to come up with unique promotional programs that will benefit our vendor partners, Regis and its newly acquired BSG salon customers. In addition we firmly believe merging Sally, BSG and Regis will provide us with countervailing power which should help us in many ways including working very closely with our vendor partners to reduce product diversion. Neither Regis nor Sally would have had the same degree of influence had we remained 2 stand alone companies.

Reducing diversion will improve the vitality of the entire salon industry of which we are the leader. For those of you new to the Regis story, product diversion encompasses professional salon products sold inappropriately in drug stores, supermarkets and discount stores outside of a salon environment. Hair stylists’ recommendation should be an integral part of the buying process of professional products and that can only occur in a salon with licensed cosmetologists.

Our manufacturers can do a much better job controlling diversion and frankly in many instances they have put too much pressure on distributors by raising quotas, goals and forecasts to very unrealistic levels which in turn is the main cause for product being diverted through inappropriate channels. We do have the resources to put systems in place to identify the causes of diversion and we are confident that we can work hand in hand with our vendors to effect better controls.

In the event we are only partially successful and as a last resort, this merger will provide Regis the ability to buy one, two or even three small yet successful entrepreneurial driven manufacturers and prominently display and utilize these brands within our salons.

We could also provide huge incentives to the tens of thousands of BSG salon customers to buy and prominently display these lines as well. We would pledge that these lines would have virtually no diversion attached to them and given the fact that so many thousands of hair stylists feel abused by the diversion process, we believe they would rally behind non-diverted lines.

We also believe that the distribution and merchandising core capabilities of both Regis as well as Sally and BSG can create an even more forceful entity that can efficiently distribute and sell even more product to consumers through our own salons and through BSG’s tens of thousands of salon customers. As you know, we feel that Sally can be far more aggressive with respect to its own advertising and promotion. We have not based any internal projections of Sally comps increasing at a level even close to its potential.

In the past, BSG sales people would lose a customer whenever Regis bought an independent salon chain. Going forward, we can financially incent these same sales people to provide us with quality acquisition targets.

Of equal importance is the shareholder value created by bringing together two seasoned and smart management teams. In addition, we realize that the process of identifying huge opportunities is a constantly evolving one. I believe that our shareholders will be extremely gratified by the results we will attain in the years ahead.

Randy Pearce will now continue with our presentation.

R. Pearce	Thanks, Paul, and good morning, everyone.

For many years we’ve talked about the strong, predictable cashflow characteristics of Regis Corporation. This fiscal year has certainly been no exception.

Through the first half of our current year, our EBITDA has increased nearly 13% to just over $146 million. This only serves to further solidify our investment grade financial condition. For example, despite spending over $100 million over the last 6 months on capital expenditures and acquisitions, our debt to capitalization ratio has improved 140 basis points during this same period of time, now standing at 41.6%. Again we’re very pleased with the strong cash flow characteristics of our company.

As Paul just mentioned, our second quarter earnings of $27.3 million or 59 cents per share met the low end of our guidance range for the quarter once you add back the 2-cent impact from hurricanes. In other words we consider that operationally we achieved earnings of 61 cents for the quarter. However, given that our second quarter comps of 1.2% fell in the mid point of our guidance range, we had expected to do a couple of cents better, perhaps 63 cents a share.

So before I begin discussing the performance of our individual business segments, let me address two items that impacted our second quarter consolidated results. The first item relates to the impact of the hurricanes from last fall.

As you may remember, Hurricane Wilma struck the southern United States on October 24. The impact of Wilma coupled with residual effects of Hurricanes Katrina and Rita that struck during our first quarter resulted in Regis losing nearly 2,700 salon days and approximately $2.5 million of revenue in our second quarter. In addition, we continued to provide substantial disaster pay during the second quarter to our affected employees. In total, the ongoing effects of these storms reduced second quarter earnings by 2 cents per share. It’s safe to say that our guidance for the remainder of this year does not include any revenue or profit contribution from the 15 salons that remain closed yet today.

A second item that impacted our second quarter results related to retail product margins. In years past, our second fiscal quarter has tended to be more promotional in nature than any other quarter during the year due to the holidays. This year was no exception. In fact, we experienced a larger than anticipated promotional holiday selling season. This caused our second quarter product margins to come in below plan which reduced our profit contribution by about 2 cents a share. And let’s talk about the impact of this going forward.

Historically we usually do not experience heavy promotional activity in our third and fourth quarters. However, this year may be different. Having recently analyzed our second quarter retail results, our merchants now believe several current promotional trends may continue in the short term. Let me go through some of these trends that we’ve identified.

First of all, our overall promotional activities in the near term are expected to be higher than normal as we sell through our remaining stock of recently repackaged lines such as Back to Basics, Nioxin, KMS and Joyco, as well as selling through our remaining stock of Nexxus. That’s a product line that is going mass retail and no longer will be sold in our beauty salons.

Second, our merchants are also seeing a mix shift toward lower margin merchandise such as appliances which includes curling irons, hair dryers and flat irons. They are currently looking at price increase opportunities within these lines in order to improve our gross margins going forward.

Our product merchants continue to address our purchasing and pricing synergies and the related impact they will have on future retail product margins which by the way remain quite healthy. These strategies are intended to offset the impact of the recent promotional trends I just discussed. At this point in time we are projecting our retail product margins in the latter half of our current fiscal year to be in the range of 49%.

I’d like to transition now by giving you a bit more detail behind our second quarter operating results by business segment. A breakout of our segment performance is found in today’s press release and I’ll begin with our largest segment and that’s our North American salons.

Revenue in our North American salons represented 84% of our consolidated second quarter revenue and revenue for our North American salons grew 10% during the quarter to $512 million. This revenue growth was due to a 12% year-over-year increase in the number of company owned salons that we operated as well as a 1.5% increase in same store sales.

Service revenue in our North American salons grew 11% during the quarter to $342 million fueled by a 1.3% increase in service same store sales.

Product revenue grew 9% in the quarter to $159 million which included a 2% increase in product comps. Royalties and fees from our North American franchise salons declined 1% during the quarter to $9.8 million. This slight reduction was primarily due to a net year-over-year reduction of 55 franchise salons due largely to franchise buy backs as well as closures that we had in the franchise division. These buy backs and closures more than offset the new construction.

Our combined gross margin rate for our North American salons came in at exactly 44% in the second quarter representing a 30 basis point improvement over the same period last year. Despite the improvement, our combined gross margin rate came in a bit below our expectation due to our retail product margin rate coming in below plan which I will discuss in a moment.

Our second quarter service margin rate came in on plan at 41.9% which represented a 30 basis point improvement over the same quarter last year. Our service comp of 1.3% for the quarter was 80 basis points higher than last year’s second quarter results and therefore fueled service margin expansion in our fixed cost payroll concepts. This occurred despite the additional compensation we paid to employees impacted by the hurricanes. Our salon payrolls throughout all of our salon concepts were once again extremely well managed this past quarter.

Our retail product margin for our North America salons came in at 48.3% in the second quarter. Although this rate was identical to the same period a year ago, it was lower than what we had forecasted it to be due to an increased level of retail promotional discounting that occurred during the quarter which we previously talked about.

As a percentage of sales, our general and administrative expense rate improved 60 basis points in the quarter to 4.8% of sales. This improvement was due to our ability to leverage this fixed cost category with the stronger comps we posted in the second quarter this year versus last. In addition, our marketing spend in the quarter was slightly under that of the same period of the prior year.

Our depreciation and amortization expense grew 40 basis points during the quarter but was in line with our plan. Our second quarter rate of 3.7% was identical to that of the preceding first quarter and once again approximated what we had budgeted so there’s not much reason to discuss that line item further.

The net effect of all the items I just discussed caused second quarter operating income for our North American salons to improve 30 basis points to 13.8% of revenue.

I’ll now review the second quarter performance of our international salon segment. This segment includes our company owned salons located primarily in the United Kingdom and it also includes our franchise salons located on the Continent of Europe.

International salon revenue comprised 9% of our consolidated second quarter revenue and declined 5% over the same period a year ago coming in at $53.1 million. The decrease in revenue was caused by a combination of factors including negative same store sales of 2.6% during the period. In addition, fluctuation in both the Euro and the British pound exchange rates as well as a year-over-year reduction in franchise locations also contributed to the overall decline in revenue.

The service revenue component declined 6% in the second quarter to $31.6 million. Similar to the first quarter of this year, service revenue was impacted by a 6% decline in service same store sales. On the other hand, product revenue increased 7% during the quarter largely the result of positive same store sales growth of 6%. Royalties and fees from our international franchisees decreased 13% due primarily to exchange rate fluctuations of the Euro.

Our overall international gross margin rate was essentially in line with our expectation and was 60 basis points better than last year. This is particularly encouraging to us given the negative comps of 2.6% we experienced in the second quarter this year versus a positive comp of 2.6% in the same period a year ago. However, negative second quarter comps did put pressure on certain fixed cost categories. For example our rent expense increased 180 basis points to 18.5% of sales and our site operating expenses grew 60 basis points in the quarter to 4.9%.

As a result of all the factors I’ve just discussed, our operating income rate for our international salon segment declined 330 basis points in the second quarter to 6.8% of sales.

I’ll now talk about Hair Club for Men and Women. As a point of reference, our prior year comparative second quarter results included only 1 month of revenue and expenses because as you recall, we acquired Hair Club on December 1, 2004. This year in our second quarter, revenue from our Hair Restoration Centers was nearly $27 million and represented over 4% of our consolidated revenue. This business is incredibly consistent and the revenue and expenses for the quarter were in line with our expectations and were quite similar to the results we reported in previous quarters.

With operating margins north of 20% for the fourth quarter in a row, it’s safe to say that we’re very pleased with the performance of this segment of our business.

Next I’ll briefly touch on our second quarter performance of our Beauty Schools. Our Beauty School revenue nearly doubled to $15 million during the quarter and comprised about 2.5% of our total consolidated revenue. The increase in revenue was primarily related to the operation of 35 Beauty Schools at the end of the second quarter this year compared to only 15 schools at the end of the second quarter last year. We’re very pleased with an operating income rate north of 20% in the quarter from our Beauty Schools.

Please keep in mind that we are still in the preliminary stages of amalgamating and growing the school business. We anticipate that many of the expense line items will fluctuate from quarter to quarter due to mix. As we continue to integrate the school group, we do expect significant leverage and operating expenses resulting in improved cash flow and operating income.

That concludes my comments concerning our individual business segments, however I do have 2 other comments before we open it up for Q&A. We ended the quarter with a total of 11,211 locations worldwide which was a net increase of 693 units over the previous 12 months. For the quarter, we added a net total of 134 new locations. In today’s press release you’ll find a detailed table that breaks out our location activity and year end counts for each division.

In today’s press release you will also note that we are projecting consolidated revenue for the full 2006 fiscal year to be approximately $2.4 billion with same store sales increasing about 1%. Diluted earnings per share are expected to be in the range of $2.31 to $2.37 per share which has been reduced by the 5 cent impact we’ve suffered from the hurricanes this year.

For a detailed summary of our guidance, again you can always visit our corporate website. That’s it.

With that, Paul and I would be happy to answer any questions you may have.

Eric, if you can step in and provide some instructions as to how people can ask their questions we’d appreciate it.

Operator

Thank you, Paul and Randy. The question and answer session will begin at this time. If you have a question please press the star followed by the 1 on your touchtone phone. If you’d like to decline from the polling process, press the star followed by the 2. You will hear a three-toned prompt acknowledging your selection and your questions will be polled in the order they are received. If you are using a speakerphone you will need to lift the handset before pressing the numbers. One moment, please, for our first question.

Jeff Stein with Key Banc, please go ahead with your question.

J. Stein

Good morning, Paul. A couple questions. First of all, fourth quarter. Historically it seems especially in recent years you’ve had a little bit more trouble in terms of managing sales during the December holiday period and I’m wondering have you thought at all about perhaps changing the promotional calendar or changing the types of marketing and merchandising strategies you employ due to the fact that you seem to behave more like a traditional retailer during this period of time?

P. Finkelstein	Jeff, I think it definitely is a core capability of ours and I don’t think it’s broken. I don’t think there has to be any kind of significant change.

We are talking about the quintessential replenishment business. That’s what makes this company so special. It is an affordable luxury and we do have a 15% share of all products sold in North America in beauty salons and barber shops. I don’t think there’s any need to have a significant change, Jeff.

J. Stein

Okay. In other words the fourth quarter, I mean December sales which seem to weaken relative to October and November, your thoughts in terms of how you ... if you had to go back and do it again, what perhaps you may have done differently to try to drive a higher rate of growth?

P. Finkelstein	I think we were incredibly aggressive and you can see that in our margins. I think it would be somewhat fruitless to be more aggressive.

J. Stein	Paul, can you talk a little bit about what you have done with respect to testing, cross-merchandising initiatives between the salons and Hair Club and if you’re seeing any benefits there as of yet?

P. Finkelstein

We have not seen any material positive benefits. We’re still testing. It’s too premature, Jeff. It’s a question of getting people on board. It’s going to take a while. It’s very similar to the challenge we faced 12, 13 years ago getting our people involved with selling product or selling hair color. Hairstylists are reluctant to be aggressive, reluctant to change and not the best salespeople in the world. It takes time.

J. Stein

Real quickly, Paul, you indicated in your opening comments that within the next 12 months you would hope or expect that comps would begin to accelerate to perhaps the 2% level and I’m wondering is there anything you’re seeing in your numbers that gives you confidence that that in fact is going to happen? Maybe you could comment a little bit on that and also the timing of price increases, when and how much we may see in the way of price increase.

P. Finkelstein

Hopefully we’ll anniversary those price increases. We have to meet with our operating people and we’ll be doing that within the next 30 days. We see some real strengthening in our Super Cuts comps and now thank God Johnny Damon is a Yankee so the male business should take care of itself and once again we eventually ... this whole long hair phenomenon does anniversary itself and the demographics, namely the aging population helps us. I just can’t believe it’ll go on for much longer.

J. Stein	Thanks.

P. Finkelstein	You’re welcome.

Operator	Mitch Kaiser with Piper Jaffray, please go ahead with your question.

M. Kaiser	Hey, Paul, did you help Steinbrenner out with some of Damon’s salary there?

P. Finkelstein	We offered him $1 million to cut his hair and it was too late. [laughter]

M. Kaiser

Question on the guidance. You guys talked about product margins in the 49% range. How should we be thinking about the services’ margins? A slight increase like it did in the second quarter then or how should we be thinking about that?

R. Pearce	We’re still feeling pretty good that our service margin rate should be in the mid-43% range. We are still expecting to see growth in service margin rate in our third and fourth quarters.

M. Kaiser

Then on the transaction, as you look out and I know you’ve had some more time to spend with Howard and think about the business some more. When we think about EBIT margins, when could you ... when could we conceivably see kind of 10% EBIT margins from the business?

R. Pearce

I’ll take a stab at that, Mitch. Right now our preliminary modeling is showing that should occur relatively quick, maybe in a year or 2 post-close. As we know, Sally’s EBIT margins are stronger than ours. We have a higher level of depreciation and amortization than they do. We’re expecting that should happen relatively quick.

Having said that, we are right now going through in preparation for the closing, we’re going through preparing an S4 document which will have a bunch of proforma financial results in there and we are mapping specific accounts and line items to make sure that both companies are going to be presented with financial statements that conform to that in which Regis presents itself.

We’ll know more in the near term but I will say this, we’re highly confident we will be close to 10% EBITDA some time in the next year or two post-close.

M. Kaiser	I guess that would come from the synergies that you’ve identified, probably some rebound on the BSG business and then potentially some improvement on the comps then?

R. Pearce

Not a lot of improvement in comps as they [inaudible] but you’re right on the first 2 points. We are looking that the synergies that we do expect will be partially realized in year 1 and fully realized in year 2. Those are the synergies that we’ve articulated in the past and we believe that there’s more to it than that as well.

P. Finkelstein

Let’s not forget, Sally’s is a 12% plus pre-tax earner. They are looking at some acquisitions in the U.K. which would take a break-even business and make it significantly profitable and that would help as well.

M. Kaiser

Great. Lastly, on capital structure you talked about debt to cap rate now being 41.6%. As we look out a couple of years, how do you think about what the optimal capital structure of business should be and then how should we be thinking about uses of cash as we go out?

P. Finkelstein

Mitch, it really is too premature to make a definitive statement. I’ll tell you what my personal opinion is. We’ll have a brand new Board. Regis will have 4 representatives, Alberto Culver will have 4 representatives. We have been fairly aggressive with respect to adding debt in order to build shareholder value, they have not. They have virtually no debt; they’re debt free.

We’ve been benefited by a relatively low interest rate environment and we’ve taken advantage of that and we feel that the interest rate environment will continue to be modest or low. We’ll arm wrestle it and we’ll come up with satisfactory solution.

We generate so much free cash and with $1 billion in debt and soon to have $650 million in EBITDA, we certainly could afford another half a billion dollars in debt, buy back stock, increase the dividend. We can do an awful lot of that but we have to discuss it at the Board level.

We’ve always been somewhat conservative in terms of debt to cap, more importantly in terms of coverage ratios. I would hate to see our debt go down to $500 or $600 million with EBITDA greater than $500 or $600 million. I think there are plenty of opportunities to increase shareholder value and not have that occur.

M. Kaiser	Thank you.

P. Finkelstein	You’re welcome.

Operator	Sharon Zacksia with William Blair, please go ahead with your question.

S. Zacksia

Hi, good morning. Acquisition activity so far this year has been pretty slim and I’m wondering where your thoughts are. I think at the beginning of the fiscal year you thought about $100 million in acquisition budget. Is that still what you’re targeting and what’s a good proxy to think of for the end of the year [overtalk].

P. Finkelstein

We’ll be spending at least $120 million on acquisitions and our initial budget was about $120 so I don’t think that’s slim. Let’s not forget we’re buying a bunch of schools, we’re buying back Hair Club franchisees, we’re in the final stages of discussions with some significant salon acquisition candidates. I think it’ll be a very active year.

S. Zacksia	Okay so you’re still on plan it’s just more back end weighted?

P. Finkelstein	Absolutely.

S. Zacksia

I think there was a question on this but maybe it wasn’t my question. On the price increase that you mentioned perhaps taking again this year are you thinking about doing it again in the same salons you did last year or in a different tranche of salons? And would it be somewhat similar in magnitude?

P. Finkelstein	We hope. That’s up to the operating people. We’ll be meeting with our COO shortly. They make that determination, not I.

S. Zacksia	Would it be on basic haircuts or are you thinking about other services?

P. Finkelstein	We’re thinking about everything.

S. Zacksia

Lastly, Paul, I know it’s a pretty simple business as you like to say, but I’m just wondering is there anything that you’re doing, any initiatives where you can be more proactive to drive your comps back to being north of the 2% range?

P. Finkelstein	We have limited advertising and promotional budgets. Even if we spent

$100 million trying to urge people to cut their hair off, they’re going to do it as they wish and when they wish. There’s just so much we can do and we’re doing I think everything we can.

This is not the kind of company where ... it’s never really been a comp story and never will be a comp story, it’s a total revenue story but we need 2% comps to have double-digit growth. And we’ll get there. We’re highly confident that we will.

S. Zacksia	Maybe phrasing it a different way, are you seeing something in the business that’s making you more confident that you’ll get there in the next year?

P. Finkelstein	As I mentioned before, the male business is already well above 2%.

S. Zacksia	Is the women’s business turning?

P. Finkelstein	The women’s business will turn.

S. Zacksia	Thank you.

P. Finkelstein	You’re welcome.

Operator	Mike Hamilton with RBC Dain Rauscher, please go ahead with your question.

M. Hamilton

Good morning. A couple if I may. First of all I was just wondering as we look at the combination ahead, is there anything that your sense is you’re going to need to be working on or want to focus on in cultural changes in the combined organization?

P. Finkelstein

Sally’s has been very independently run in Denton, Texas which is a suburb of Dallas. Their culture is very similar to ours. We both are very efficient, we both focus on expense control, we both focus on the middle market, not the high end. We know what we’re not ... I don’t think the cultural integration issues are going to be an issue because the businesses are so independent.

M. Hamilton

Thanks. Looking at the product in the back half of the year, traditionally this has not been an area where product obsolescence has been much of an issue but we’ve got a few more moving parts than the norm. Is there anything there that could be a concern?

P. Finkelstein

In the long term there’s no systemic change to the model both in service and in product. If you have 4 repackagings and within a month or 2 that’s kind of unique. But no, there’s been no significant change.

M. Hamilton	One clean up for Randy. Tax rate outlook on the back half of the year, understanding there’s a currency dynamic there?

R. Pearce

The larger issue that we have in terms of the tax rate, we’re still expecting that our tax rate for the full year will come in somewhere in the 35.5% range for the entire year so no real change there. The one thing that we may see which we have budgeted for is that the effective tax rate may spike up a little bit in Qs 3 and 4 as targeted jobs credits have been eliminated at the end of December. It happened last year, Mike.

Congress has to go in and re-approve the targeted jobs credit and typically they do that and typically it’s retroactively applied. That’s why in the December quarter a year ago our effective tax rate dropped quite a bit because of the reinstatement retroactively of targeted jobs credits.

So we are going to see a little bit of a rate increase assuming that those jobs credits are not going to be reinstated here in the near term. Again, we budgeted for that, we expect our effective rate for the entire year to be about 35.5%.

M. Hamilton	Thanks. Appreciate the insights.

P. Finkelstein	You’re welcome.

Operator	David Li with Porter Orlin, please go ahead with your question.

D. Li	Hi, guys, how are you?

P. Finkelstein	Good.

D. Li

Quick question. I believe your supply business is about $700 million on a trailing basis and you mentioned it’s about 15% of the market. After the merger with Sally and Sally has about $2.2 billion worth of revenue, so does that mean you’re going to go from a 15% market to perhaps 45-50%?

P. Finkelstein

We’re really comparing apples and oranges to a point because Sally’s has a far different kind of SKU make up than we do. But I’ll answer the question in another way. With respect to a lot of our vendors, the combined BSG Regis business will have anywhere between 30% and 40% of their business which should be very good for them because we’re their most profitable account and there’s no selling cost and no credit risk.

D. Li	It sounds like through a vendor you’re seeing consolidated vendors even more and squeeze out or earn much better margins.

P. Finkelstein	Squeeze out is a funny term.

D. Li	Not squeeze, I’m sorry but there’s definitely a lot of money that can be saved by buying even at a greater bulk.

P. Finkelstein	We hope so.

D. Li

Sorry to go back on the price increase. I think you talked about price increases in the past, you talked about targeted percentage of revenues. Any thoughts on what’s your expectation or what would you like to ... what percent of revenue would you like to see a price increase? What percentage would you like to see stay flat?

P. Finkelstein

I’m not really getting the question. Last year we increased prices in about 2,500 stores and they affected our comps anywhere between three-quarters of 1% give or take 10% and we would hope that we would have similar numbers this year.

D. Li	Great. Thanks, guys.

P. Finkelstein	Thank you.

Operator	Jeff Hulme with Porter Orlin, please go ahead with your question.

J. Hulme

There was already a question about this earlier but you mentioned on the optimism in comps that you’re seeing strong comps in the Super Cuts concept. I just wondered why you think that is a harbinger. Is that more male oriented or is there a different geographic location of those stores? I just wondered why you picked that out to ...?

P. Finkelstein

It spans geography and 75% of our customers in Super Cuts are male. It’s a good, solid growing business. it’s going extremely well. I think that reflects the fact that certainly male customers are cutting their hair more often. We also have the benefit of hair color this year in Super Cuts and that eventually could be as much as 10% of our sales in Super Cuts. It’ll take 3 or 4 years for that to occur but it should happen.

J. Hulme	Thank you.

P. Finkelstein	You’re welcome.

Operator	If there are no further questions, I will now turn the conference back to Paul.

P. Finkelstein	Thank you for joining us, everyone. Have a good day.

Operator

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This transcript contains “forward-looking statements” within the meaning of the federal securities laws, including statements concerning anticipated future events and expectations that are not historical facts. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward–looking statements in this document reflect management’s best judgment at the time they are made, but all such statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those expressed in or implied by the statements herein. Such forward-looking statements are often identified herein by use of words including, but not limited to, “may,” “believe,” “project,” “forecast,” “expect,” “estimate,” “anticipate” and “plan.” In addition, the following factors could affect the Company’s actual results and cause such results to differ materially from those expressed in forward-looking statements. These factors include competition within the personal hair care industry, which remains strong, both domestically and internationally, and price sensitivity; changes in economic condition; changes in consumer tastes and fashion trends; labor and benefit costs; legal claims; risk inherent to international development (including currency fluctuations); the continued ability of the Company and its franchisees to obtain suitable locations for new salon development; governmental initiatives such as minimum wage rates, taxes and possible franchise legislation; the ability of the Company to successfully identify and acquire salons and beauty schools that support its growth objectives; the ability of the Company to complete the merger with Sally Beauty Company; the ability to integrate the acquired business; the ability of the company to maintain satisfactory relationships with suppliers; or other factors not listed above. The ability of the Company to meet its expected revenue growth is dependent on salon and beauty school acquisitions, new salon construction and same-store sales increases, all of which are affected by many of the aforementioned risks. Additional information concerning potential factors that could affect future financial results is set forth in the Company’s Annual Report on Form 10-K for the year ended June 30, 2005 and included in Form S-3 Registration Statement filed with the Securities and Exchange Commission on June 8, 2005. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. However, your attention is directed to any further disclosures made in our subsequent annual and periodic reports filed or furnished with the SEC on Forms 10-K, 10-Q and 8-K and Proxy Statements on Schedule 14A.

PARTICIPANTS IN THE SOLICITATION

The respective directors, executive officers and other members of management and employees of Regis Corporation and Alberto-Culver Company may deemed to be participants in the  solicitation of proxies from their respective shareholders in favor of the merger and the related transactions. Information concerning persons who may be considered participants in the solicitation of Regis Corporation’s and Alberto-Culver Company’s shareholders under the rules of the SEC is set forth in public filings filed by Regis Corporation and Alberto-Culver Company with the SEC and will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

Information concerning Regis Corporation’s participants in the solicitation is contained in Regis Corporation’s Proxy Statement on Schedule 14A, filed with the SEC on September 26, 2005. Information concerning Alberto-Culver Company’s participants in the solicitation is contained in Alberto-Culver Company’s Proxy Statement on Schedule 14A, filed with the SEC on December 13, 2005.